UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

EXPLANATORY NOTE

On September 22, 2023, GDEV Inc. (NASDAQ: GDEV) (the “Company”) issued a press release. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Furthermore, a copy of the Company’s Sustainability Report is attached to this Form 6-K as Exhibit 99.2, and a copy of the Company’s Inclusion and Diversity Policy is attached as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2023

GDEV Inc.

By:	/s/ Alexander Karavaev
	Name:	Alexander Karavaev
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 22, 2023

99.2	Sustainability Report

99.3	Inclusion and Diversity Policy